                         SIDLEY AUSTIN BROWN & WOOD LLP

    BEIJING                   BANK ONE PLAZA                LOS ANGELES
                           10 S. DEARBORN STREET
    BRUSSELS              CHICAGO, ILLINOIS 60603             NEW YORK
                          TELEPHONE 312 853 7000
    CHICAGO               FACSIMILE 312 853 7036           SAN FRANCISCO
                              www.sidley.com
     DALLAS                                                   SHANGHAI
                               FOUNDED 1866
     GENEVA                                                  SINGAPORE

   HONG KONG                                                   TOKYO

     LONDON                                               WASHINGTON, D.C.


WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS



                                 August 9, 2005


Mr. Owen Pinkerton
   Senior Counsel
Ms. Amanda McManus
   Attorney-Advisor
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549


                  Re:      Man-AHL 130, LLC (the "Pool")
                           Registration Statement on Form S-1
                           Filed June 28, 2005
                           File No. 333-126172

Dear Mr. Pinkerton:

                  We thank the Staff for its July 28, 2005 comment letter on the above-referenced filing. We are in the course of preparing an Amendment No. 1 to the above-referenced Registration Statement responding to the Staff's specific disclosure points. Pursuant to informal discussions with Mr. Pinkerton, we are herewith submitting our response to the fundamental regulatory issue raised by the Staff's comment letter -- whether the Pool is an "investment company" subject to the registration and other requirements of the Investment Company Act of 1940 (the "Investment Company Act").

                  By way of history, this Firm has spent over a generation as counsel to the sponsors of publicly-offered commodity pools, and in such capacity has repeatedly been required to address the question of when a commodity pool has become an investment company due to the importance of its securities positions in its overall portfolio. This question arises in the context of the numerous public commodity pools which are offered in a "principal protection" structure as well as those which -- like the Pool -- seek to obtain an enhanced return on their assets (which are otherwise held entirely in reserve in cash and cash equivalents). There is substantial SEC precedent in this area -- both in the form of No-Action Letters and in the form

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 2


of publicly-offered commodity pools which have been registered under the Securities Act of 1933 after "full review" by the Staff.

                  From the outset of the internal discussions with Man Investment (USA) Corp. ("Man"), the sponsor of the Pool, regarding the possible structuring and offering the Pool, a principal consideration in the formulation of the operational parameters and portfolio limitations of the Pool has been to ensure that the Pool not constitute an "investment company." In contrast, as the Staff is aware, Man has a different financial product -- Man-IP 220, LLC -- which contains, through a derivative instrument, a hedge fund of funds investment very similar to the Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC (collectively, "Man-Glenwood") component of the Pool, as well as a futures trading subsidiary which trades under the AHL Diversified Program ("AHL" or the "AHL Diversified Program") as does the Pool -- which does constitute a jurisdictional "investment company" and has filed a registration statement as a closed-end investment company under the Investment Company Act (Registration No. 333-109858; 811-21451; filed October 21, 2003).

                  The technical legal analysis on which the Pool has been structured is as follows: while constituting a "prima facie" investment company under Section 3(a)(1)(C) of the Investment Company Act, and not qualifying for exemption from Section 3(a)(1)(C) provided by Rule 3a-1 (because the Pool's total assets will, at any given point in time, consist solely of interests in Man-Glenwood and "Government Securities" so that the Pool will not meet the 40% of total assets limitation imposed by Rule 3a-1), the Pool is nevertheless not a definitional "investment company" under Section 3(b)(1) because the Pool is engaged directly and primarily in a "business other than that of investing, reinvesting, owning, holding or trading in securities" -- i.e., trading futures contracts pursuant to the AHL Diversified Program. Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983); Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).

                  We submit that, based on (i) extensive SEC precedent and (ii) the restrictions imposed on the securities-based component of the Pool's portfolio, the Pool if operated as contemplated by the Prospectus will not constitute an "investment company."

THE ROLE OF LEVERAGE IN A MANAGED FUTURES FUND

                  As a threshold matter, we noted that the Staff's comment letter seemed to attach considerable importance to the fact that 30% of the capital of the Pool was invested in Man-Glenwood. We need, in terms of the
Section 3(b)(1) analysis to follow, to clarify that because

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 3

such allocation is unleveraged -- i.e., representing a 30% market exposure as well as capital allocation -- it is in fact a very minor component of the Pool's portfolio.

                  Because of the low margins required for futures trading -- generally only between 2% and 15% of the face amount of the futures contract -- a 30% market exposure could be acquired in the futures market by an allocation of only approximately 1.5% to 4.5% of a futures fund's capital. In fact, given the 2% margin required on the 30-year Treasury bond futures contract, with an allocation of only 0.6% of its capital the Pool could acquire the same futures market exposure to 30-year Treasury bonds as its 30% capital allocation to Man-Glenwood. The Pool's exposure to the futures markets is highly leveraged, whereas the Pool's exposure to Man-Glenwood is unleveraged (Man-Glenwood itself uses a small degree of leverage -- approximately 20% as of July 30, 2005 -- but the Fund's investment in Man-Glenwood is an unleveraged 30%). Furthermore, the Treasury bond market exposure would likely have a higher price volatility and risk of loss as well as opportunity for profit than the Man-Glenwood investment.

                  It is clear to us from the Staff's comments that we need, both as a disclosure matter and in terms of the "Representations" established by Peavey and other No-Action Letters (see page 15, below), to make the foregoing point more clearly in the Prospectus. We thank the Staff for pointing this out and will include a disclosure comparable to the above in our Amendment No. 1.

THE SEC PRECEDENTS

                  For the convenience of the Staff, we set forth below certain pertinent excerpts of the numerous Staff No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is engaged primarily in a "business other than that of investing, reinvesting, owning, holding or trading in securities." These are the principles we have used in designing the portfolio limitations applicable to the Pool.

                  The Pool has been specifically modeled after the advice of the Division of Investment Management in Peavey:

                  "In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act. Generally, this would require a determination of whether the entity was, otherwise

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 4

                  than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) of the Investment Company Act.

                  If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities. In applying this provision to an entity engaged in investing in the aforementioned futures or options on such aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures including the aforementioned futures and options thereon.

                  In determining an entity's primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development. The first two of these factors are usually regarded as the most telling. However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business. In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities. See, Alpha-Delta Fund (pub. avail. May 4, 1976).

                  In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 5


                  securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss. Thus, at least with respect to such a company, a company's intentions are of great importance in determining its primary business. However, a company's real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company's primary business. Such a comparison on an annual, or other suitable basis, may be more revealing of a company's primary business than a comparison of the company's net gains or losses in futures and options of [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company's relative degree of success in these different areas."

                  In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly.

                  "Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) in view of the nature of their business. A commodity pool that meets the definition of investment company in
                  Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act. Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

                  In Tonopah Mining Co. of Nevada ("Tonopah"), the Commission adopted a five factor analysis for determining an issuer's primary business for purposes of assessing the issuer's status under the Investment Company Act. Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer's primary business under Section 3(b)(1). These factors are: (1) the company's historical development; (2) its public representations of

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 6


                  policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income. In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

                  The staff has recognized that a commodity pool's balance sheet may not necessarily be a useful indicator of the pool's primary business for purposes of assessing the pool's status under the Investment Company Act. The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool's business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. In our view, therefore, a commodity pool's primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool's historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool's primary business is investing or trading in commodity interests, rather than securities."

                  The foregoing effectively constituted the Staff's elaboration on its clarification of the Alpha-Delta Fund letter in response to the protest of the Committee on Federal Regulation of Securities of the Business Law Section of the American Bar Association regarding the initial Alpha-Delta Fund letter. In such response, the Staff took essentially the same position as above under
Section 3(a)(1) -- as opposed to 3(b)(1) -- of the Investment Company Act:

                  "I have your letter asking that we reconsider the position set forth in our response of July 29, 1975 to a letter from Moses, Gibbons, Abramson & Fox, Esq. concerning Alpha-Delta Fund (the "Fund"). In support of your request you state that limited partnerships, such as the Fund, which organize for the purpose of trading in commodities, are structured solely with that purpose in mind, and they even have significantly higher suitability requirements for the purchase of partnership interests than generally apply for the purchase of investment company securities; the purchase of U.S. Treasury bills by such partnership is solely for

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 7

                  cash utilization purposes, to produce such additional income as is possible under the circumstances in order to offset commission charges and other expenses; and, in that connection, it is strictly fortuitous that the same funds while being used to facilitate trading in commodities can also produce additional income for the partnership by being invested in securities (Treasury bills). You also state that investors in such a partnership do not purchase partnership interests with the intent of participating in a "money market" fund, and the fortuitous dual use of the partnership's funds should not be deemed to alter its primary purpose.

                  I do not disagree with the general import of your suggestions. Where it can be demonstrated that the primary business of a partnership is trading in commodities, not the business of trading in securities, then such partnership would not be an investment company as defined in Section 3(a)(1) of the Investment Company Act of 1940. Such primary engagement may be shown, for example, by demonstrating that most of the partnership's income comes from sources other than securities activities, and that the business risks of the partnership relate principally to such other activities."

                  E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983) confirmed that the Peavey test applied equally to a commodity pool which traded equity securities (in the case of the Pool, the equity interest which it holds in Man-Glenwood).

                  "See Peavey Commodity Futures Fund I, II, and III (pub. avail. June 2, 1983) for a discussion of the applicability of the Investment Company Act of 1940 and the Investment Advisers Act of 1940 ("Advisers Act") to commodity pools and commodity trading advisors. The approach indicated in that letter would also apply to a commodity pool which invests in equity securities. In determining the primary business of such a pool, its investment in equity securities should be added to whatever other investments in securities other than futures contracts on securities and options on such futures the pool has made or contemplates making, and the income and gains or losses on such investments should be added to the income and gains or losses on the pool's investments in securities other than futures contracts on securities and options on such futures. In addition, any person whose business would be

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 8

                  providing the pool with advice concerning securities other than securities referred to in section 202(a)(11)(E) of the Advisers Act and futures contracts on securities and options on such futures, would have to register under the Investment Advisers Act of 1940 unless otherwise exempted therefrom."

         The SEC Staff has consistently acknowledged that an entity with investment securities exceeding 40 per centum of the value of its total assets can nevertheless qualify under Section 3(b)(1) if the proper factual basis exists.(1)

         We understand that the fact that the Pool holds "investment securities" (i.e., its interest in Man-Glenwood) prima facie raises the question of whether the Pool is primarily engaged in the business of trading or investing in such securities -- as "investment securities" are inherently more likely to represent a business purpose than Treasury securities held as cash equivalents.(2) This is the reason that we have restricted not only the extent of the Pool's investment in "investment securities" to 30%, but also the type of investment securities in which the Pool can invest to a comparatively low expected return/comparatively low expected risk "fund of funds." A commodity pool which allocated 30% of its capital to a high risk/high profit potential directional equity strategy (for example) might well risk being deemed to be primarily engaged in its equity trading (or, at least, not clearly primarily engaged in futures trading) for purposes of Section 3(b)(1), but a Man-Glenwood investment does not have anywhere near the anticipated risk/reward profile of such a strategy. Even were one to adopt a conservative reading of the Investment Company Act and read "primarily" not to equate to a portfolio being 51% committed to futures and 49% to securities trading but required that a fund in order not to be an "investment

----------


(1) See, Cone Mills Corporation v. Western Pacific Industries, Inc. (M.D.N.C.
1983); See McCulloch Oil & Gas Corporation, 1979 SEC No-Act. LEXIS 3161 (July 14, 1979); GPI, Inc., 1973 SEC No-Act. LEXIS 3142 (July 12, 1973); Hearings of Subcommittee of the Senate Committee on Banking and Currency on S.3580, 76 Congress, 3rd Session, p. 176 (1940).

(2) In Futures Portfolio Fund, Inc., SEC File No. 812-7487 (April 11, 1990), in which the SEC Staff specifically commented in rejecting an application for an exemptive order under either 3(b)(2) or 6(c) of the Act: "Peavey, however, is distinguishable from the pending application in that the commodity pool in Peavey held securities for margin purposes only, whereas the Fund holds both margin securities and limited partnership interests. While the argument that a commodity pool's assets are securities only in the `technical balance sheet sense' may have some validity when the pool's only securities are those used for margin purposes, it loses its force when the pool has chosen from its inception to invest approximately half of its assets in limited partnership interests in other commodity pools, i.e. investment securities." (Futures Portfolio Fund, Inc. was in large part overruled by the Managed Futures Association letter six years later.)

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 9


company" unambiguously have as its predominant activity the trading of futures, we submit that this is clearly the case with the Pool. (3)

                  The Ft. Tryon letter appears dispositive of the non- "investment company" status of the Pool:

                  "Although the Partnership may invest up to 25 percent of its assets in securities (i.e., units of limited partnership interest), you do not believe that the Partnership would be an investment company within the meaning of Section 3(a)(1) of the 1940 Act. You do not believe that the Partnership is engaged primarily in the business of investing, reinvesting, or trading in securities, but rather is engaged primarily in the business of speculative trading of commodity interests. In reaching this conclusion you state that (1) most of the Partnership's assets will be available for and exposed to the risks of commodity futures trading; (2) the gains and losses in the Partnership's direct commodity trading accounts are expected to exceed the indirect gain or loss from commodity trading reflected in the net asset value of the limited partnership units of other commodity pools [Note: as these commodity pools were single-manager pools, Ft. Tryon's investment in them had materially greater risk of loss as well as profit potential than the Pool's investment in Man-Glenwood]; (3) the activities of the officers and

----------

(3) By way of completing the framework for the legal analysis of the Pool, we should point out that the SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1) [now Section 3(a)(1)(A)]. "A resolution of AIDC's status under one of these sections will also resolve its status under the other section." Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980). Consequently, if the Pool qualifies for the Section 3(b)(1) exclusion from "investment company" status under Section 3(a)(3) [now
Section 3(a)(1)(C)], the Pool should also not constitute an "investment company" under Section 3(a)(1) [now Section 3(a)(1)(A)]. Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than "investing, reinvesting, owning, holding, or trading, in securities" (emphasis added), whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to "investing, reinvesting, or trading, in securities." The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them. See, Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992). As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from
Section 3(a)(3) "investment company" status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of "investment company."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 10

                  employees of [HCC] are largely related to the selection of trading advisors, administration of accounts and preparation of reports to the limited partners; the Partnership's officers and employees will take no actions whatsoever with respect to the management of the other commodity pools; and (4) the Partnership's sources of income will be gains realized on the trading of its assets used to margin its commodity accounts, interest on these assets, and the increase in net asset value of the units.

                  On the basis of your facts and representations, we would not recommend that the Commission take any enforcement action under Section 3(a)(1) of the 1940 Act solely because the Partnership proceeds as described in your letter and invests up to 25 percent of its assets in limited partnership units of other commodity pools. In particular, we note that the Partnership has undertaken to (1) monitor on a monthly basis the percentage of its assets invested in the units of limited partnership interest of other commodity pools, and (2) reduce its holdings, if necessary, to 25 percent of its assets as of the date or dates on which redemptions are permitted by the other commodity pools."

THE POOL IS NOT ONLY PRIMARILY, BUT PREDOMINANTLY, ENGAGED IN FUTURES TRADING

                  We analyze each of the Peavey/Ft. Tryon/Managed Futures Association indicia of "primary engagement" separately below. However, in our view the most fundamental factor in determining whether a commodity pool is also a definitional "investment company" is from which activity the Pool derives its primary hope of profit or risk of loss. Peavey took the same position ("In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss"; see page 3, supra), and in Granite Fund, 1983 SEC No-Act. LEXIS 2947 (October 31, 1983), the Staff re-emphasized the primacy of the "anticipated realization of greatest gains and exposure to the largest risk of loss" criterion of the Peavey test, stating:

                  "In determining whether an entity investing in CFTC futures and options is otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 11


         (See Hallwood Industries Incorporated, 1991 SEC No-Act. LEXIS 826 (June 19, 1991), in which the SEC Staff cited the Ft. Tryon Futures Fund letter, discussed infra, for the importance in determining the primary business of an entity of identifying the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.)

                  Man has adjusted the Man-IP 220 Program to the Man-AHL 130, LLC product so that the Pool's AHL Diversified Program is unquestionably the component of its portfolio from which the Pool anticipates its greatest profit potential as well as risk of loss.

                  The AHL Diversified Program is a highly-leveraged, speculative futures strategy (which has no securities component whatsoever). Not only will the Pool participate in the AHL Diversified Program on the same basis as if 100% of its assets had been committed to the Program (i.e., with no investment in Man-Glenwood), but also such participation will result in the notional amount of the Pool's future positions typically equaling as much as 500% to 700% of the Pool's total net equity. The profit potential and risk exposure of this highly-leveraged futures market exposure is to be contrasted with the Pool's 30% commitment to an unleveraged Man-Glenwood. We need to make clear that due to the low margin requirements applicable to futures trading, the Pool's Man-Glenwood investment in no respect reduces the Pool's 100% commitment to the AHL Diversified Program (an AHL managed futures account trading at "full throttle" generally only requires 12%-18% of its capital to margin its "full positions"; accordingly, the Pool has a significant amount of "excess capital" not required to support its AHL Diversified Program trading). The Pool's 500% to 700% exposure to the volatile price movements of futures contracts dwarfs in both profit potential and risk exposure the Man-Glenwood investment which represents only 4.3%-6% of the Pool's futures exposure.

                  Not only is the Pool's futures market exposure many times greater than its Man-Glenwood exposure, but also the AHL Diversified Program is inherently more speculative -- i.e., having greater profit potential as well as greater risk of loss -- than Man-Glenwood. The AHL Diversified Program is a single manager, unhedged, directional managed futures strategy. Man-Glenwood, on the other hand, combines multiple strategies, some directional, some relative value, some arbitrage and virtually all hedged to some extent. More importantly, these strategies are chosen in part based on their non-correlation with each other; such non-correlation being intended to reduce risk and also reducing profit potential. The conservative (at least as compared to the Pool's AHL account) nature of the Man-Glenwood investment is an inherent feature and purpose of its fund of funds structure. As of August 1, 2005, Man-Glenwood was invested in 50 managers (in 58 different investment vehicles), and had no more than 5% of its capital invested in any single vehicle or 8% under the management of any single manager -- a broadly diversified portfolio, the object of which is to achieve consistent absolute returns irrespective of general bond and stock market movements, but which is not expected to result in either major

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 12

profits or losses. Fund of funds occasionally have outlier years in which they experience significant gains or losses, but that is neither the general experience nor expectation. The Pool combines a 100% allocation to a highly speculative strategy with a 30% allocation to an inherently conservative strategy.

                  The return for Man-Glenwood for the three years ending December 31, 2004 has been 2.1%, 5.1%, 2.5% -- these returns when multiplied by the 30% (23.1%) allocation to Man-Glenwood make clear that the Man-Glenwood investment cannot credibly be said to be the "primary business" of the Pool. (As for the remaining 70% of the Pool's capital that will either be invested in Treasury bills or held in cash in the Pool's AHL futures account, this is a purely passive, "riskless" investment common to all public commodity pools; see Futures Portfolio Fund, Inc. supra at Note 2.)

                  The Pool's 30% allocation (the Pool's Man-Glenwood allocation will generally be rebalanced to 30% as of each calendar quarter-end) to Man-Glenwood was, as you might expect, established in order to comply with the 25% securities allocation permitted under 3(b)(1) in Ft. Tryon (30/130 = 23.1%). Moreover, in Ft. Tryon the 25% securities allocation had considerably more profit potential as well as risk than does the Pool's investment in Man-Glenwood, as the Ft. Tryon 25% investment was to a number of single manager, speculative commodity pools, whereas Man-Glenwood is a single broadly diversified, low expected return/low expected risk hedge fund "fund of funds."

                  On our advice, Man has limited the Man-Glenwood allocation to 30% (23.1%) in deference to Ft. Tryon, but, in fact, even were 100% of the Pool's capital invested in Man-Glenwood, we believe that the Pool would still be primarily engaged in futures trading, given the materially less profit potential as well as materially less risk of the Pool's investment in Man-Glenwood as opposed to in AHL. To put the Pool's Man-Glenwood investment in perspective, the SEC precedent is clear that were the Pool to hold all its assets in Treasury bills it would not be an investment company. Accordingly, for the Pool to be considered an "investment company" while the conventional public commodity pools are not would require the conclusion that increased risk of loss and hope of profit generated by allocating 30% of the Pool's capital to Man-Glenwood rather than Treasury bills tipped the balance so that the Pool's primary business had become trading securities rather than futures (again, the Pool's allocation to Man-Glenwood in no respects reduces the Pool's commitment to the AHL Diversified Program). Treasury bill rates as of June 30, 2005 were 3.15% (91-day). This means that the incremental returns over Treasury bills on the Pool's investment in Man-Glenwood would, based on Man-Glenwood's average return of 3.47% for the last three full years, have been 0.32%. When multiplied by 0.3 to reflect the 30% allocation to Man-Glenwood, the incremental return from the Man-Glenwood investment -- far from approaching the level necessary to change the "primary engagement" of the Pool approaches being de minimis.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 13

                  We wish to call the Staff's attention to the fact that the Pool is by no means the first commodity pool to seek to invest a portion of its reserves in a manner which has greater profit potential than cash equivalents, as the E.F Hutton and Ft. Tryon letters indicate. Because 100% of a commodity pool's assets are held in reserve and available for investment, it has occurred to numerous commodity pool sponsors -- especially as interest rates have declined over the past 20 years -- to attempt to increase the return to investors by investing the pool's reserves in low risk but nevertheless higher return instruments than Treasury bills.

                  We recognize that as past results are not necessarily indicative of future performance, the relative contribution of the Man-Glenwood investment to the Pool's portfolio may change over time. With only 23.1% of the Pool's overall market exposure allocable to Man-Glenwood, we do not believe that there is any realistic likelihood that the Man-Glenwood investment could cause what would otherwise be a conventional public commodity pool to become an investment company. However, we are aware, as is Man, that Man must monitor the level and performance of the Man-Glenwood investment and, if necessary, reduce it to ensure that the Pool is at all times primarily engaged in trading futures. This is a principal reason that prospective investors are warned:

                  "No prospective investor should invest in the Fund in reliance on the Fund's investment in Man-Glenwood. The Managing Member may at any time reduce or eliminate the Fund's Man-Glenwood investment if the Managing Member deems doing so to be necessary or advisable to maintain the Fund's AHL Diversified Program trading as well as for regulatory or tax purposes ("Registration Statement," p. 13).

MAN-GLENWOOD INVESTMENT FULLY AT RISK OF AHL FUTURES LOSS

                  Another point which deserves emphasis is that although the Man-Glenwood investment is not itself eligible under applicable Commodity Futures Trading Commission regulations as margin to support the Pool's futures trading, this investment is fully subject to the risks of such futures trading. Indeed, the Pool's prospectus makes clear the Man-Glenwood investment will be liquidated to the extent considered necessary or advisable to support the Pool's futures trading. This is in marked contrast to the popular "principal protected" futures funds in which as much as 60%-80% of a pool's assets (see above) are isolated in a separate legal entity which is not subject to the risk of futures trading losses, but rather invested in zero coupon bonds in order to generate an assured return of principal at the end of a pre-defined time horizon. These "principal protected" funds have routinely been publicly-offered as commodity

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 14


pools(4) which were not investment companies, despite the overwhelming bulk of their capital being invested in securities and not even being subject to the risk of the futures trading. This precedent demonstrates that a dispositive, from the perspective of the Section 3(b)(1) analysis, level of exposure to futures trading is possible using only a small fraction of a commodity pool's capital to support such trading. In the case of the Pool, not only is 70% (not 20%-40%) of the Pool's capital committed to futures trading, but also all of the Pool's capital is subject to the risk of, and available to support, such trading.

SPECIFIC PEAVEY CRITERIA

                  Anticipated Realization of Greatest Gains. This component of the Peavey analysis is covered in " -- The Pool is Not Only Primarily, But Predominantly, Engaged in Futures Trading," above. However, by way of providing summary empirical evidence of the predominance of the AHL Diversified Program in the Pool's portfolio, we attach as Appendix I an analysis of the contribution of the AHL Diversified Program to Man-IP 220 Program (the Man-AHL 130 program has been newly designed and has no performance history), in which the portfolio allocation to the AHL Diversified Program is the same as proposed for the Pool but the Man-Glenwood equivalent allocation is approximately twice that of the Pool (as a percentage of overall market exposure) and there is, in addition, a 60% exposure to zero-coupon Government Securities. (In the appendices, the Man-Glenwood equivalent allocation is represented by Glenwood Partners L.P. ("Glenwood Partners"), a private fund of hedge funds managed by Glenwood Capital Investments, L.L.C., the adviser to Man-Glenwood ("GCI"). Glenwood Partners is GCI's longest running fund and has an investment strategy and objective substantially similar to Man-Glenwood. Man is in the process of preparing additional performance information related to AHL and Man-Glenwood to supplement this letter.) This analysis demonstrates that historically the performance of even the Man-IP 220 Program, with its much greater Man-Glenwood securities bias and its zero coupon yield, has been dominated by the performance of AHL. Given the fact that Man-Glenwood will represent only 23.1% of the Pool's market exposure, not 44.7% as in the case of the Man-IP 220 Program and that the Pool will not receive any incremental yield from 60% of its capital being invested in zero-coupon Treasuries, historical performance clearly suggests that AHL will be the overwhelming determinant of the performance of the Pool.

                  Anticipated Risk of Loss. In terms of assessing the Pool's greatest exposure to risk, managed futures trading is typically highly volatile -- volatility being one commonly used measure of risk. In addition, single manager products are typically much more volatile than the multi-manager product. Certainly, the volatility of AHL has far exceeded that of Man-Glenwood, which is designed -- as are many hedge fund funds of funds -- with the express objective of reducing volatility. Appendix II hereto sets forth the monthly returns of AHL and Glenwood Partners by way of demonstrating the materially greater risk (as measured by performance volatility, a widely-accepted measure of risk) of AHL. To the materially greater

----------

(4) The Four Seasons Fund L.P. (Registration No.: 33-20264); Dean Witter Principal Guaranteed Fund L.P. (Registration No.: 33-25041), Dean Witter Principal Guaranteed Fund II L.P. (Registration No.: 33-225041), Dean Witter Principal Guaranteed Fund III L.P. (Registration No.: 33-26076), ML Principal Protection Plus L.P. (Registration No.: 33-73914).

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 15


volatility of the AHL Diversified Program must be added the fact that the Pool's AHL exposure will represent over 3 times its exposure to Man-Glenwood. Even were the AHL Diversified Program less volatile than Man-Glenwood, the extent to which the Pool's portfolio is weighted toward the AHL Diversified Program would still result in the Pool's futures risk exceeding its Man-Glenwood risk, and just the opposite is the case.

                  In addition, as mentioned above, 100% of the Pool's capital (including Man-Glenwood investment) is subject to the risks of futures trading -- the Pool has not reduced the risk of loss on its futures trading by insulating any of its capital from such risk (as do the "principal protected" commodity pools).

                  It also bears mentioning in terms of assessing anticipated exposure to risk, that the Pool will trade the AHL Diversified Portfolio through a managed account in respect of which the Pool has unlimited liability. The Pool's Man-Glenwood exposure, however, is a strictly limited liability investment.

                  Historical Development. The historical development of the Pool points clearly to its intention to be a commodity pool, not an investment company. In fact, the entire purpose of the Pool's historical development has been precisely that the Pool should operate as a commodity pools which is not also an "investment company" for regulatory purposes. In contrast, the Man-IP 220 Program was intended to offer a different investment product, one which constituted an investment company. The "principal protection" feature of the Man-IP 220 Program -- initially proposed for the Pool -- was eliminated due to such "principal protection" requiring that 60% of the Pool's assets be invested in a "futures trading risk remote" portfolio of zero-coupon Treasury bonds. Both the fact that these Treasury bonds (bearing long-term interest rates) would provide a significant yield and that they would be insulated from futures trading risk were factors considered in removing this securities-based feature from the Pool's operations. We also materially reduced the Pool's allocation to Man-Glenwood from 100%/220% (45.4%) of the overall market exposure of the Pool to only 23.1% (again, expressly designed to be below the Ft. Tryon level). Furthermore, we required that the Pool maintain the full 100% AHL Diversified Program exposure as the Man-IP 220 program. Finally, we required the Pool's allocation to Man-Glenwood to be static (much more so than the 25% "investment securities" allocation in Ft. Tryon), as imputing any sort of "strategy" to the Pool's Man-Glenwood allocation could, in our view, be seen to make that allocation more part of the "business" of the Pool than a static 30% allocation (see also " -- Activities of Management," below). The Pool was developed to constitute a commodity pool and not an investment company on the basis of the principles articulated in the relevant No-Action Letters.

                  Representations. The Pool is being represented to prospective investors as a commodity pool which attempts to increase the yield on a portion of its reserve assets and

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 16


perhaps obtain limited diversification from AHL by investing in Man-Glenwood. Given the constraints imposed on the Pool's investment in Man-Glenwood and the low risk/low return profile of the Man-Glenwood investment, we feel that any other representations of the nature of the Pool's investment program would risk being misleading.

                  We have been at pains to downplay references to Man-Glenwood in the Prospectus, as is entirely appropriate in the case of a 30% (23.1%) allocation of a speculative futures fund's reserve assets to a conservative, unleveraged "fund of funds" investment. In fact, one of the issues raised in the Staff's comment letter which we need to resolve is the appropriate extent of the disclosures regarding Man-AHL. We strongly believe that a significant level of disclosure is not appropriate. Although 30% is clearly above the level of materiality in a balance sheet sense, the effect of the Pool's Man-Glenwood investment on the basic "speculative commodity pool" nature of an investment in the Pool is immaterial, as described above. The Man-Glenwood investment seems an obvious choice to add incremental return and diversification to the Pool's reserve assets, as it is a Man proprietary product and is an "alternative investment" product. However, the Man-Glenwood investment can never be expected to be more than an enhancement to the Pool's core futures trading portfolio. To put matters in perspective, the average annual return of Man-Glenwood (and its predecessor) has been approximately 3.25% for the past 3 full calendar years, which would have resulted in an average contribution to the Pool's return of approximately 1% per annum (given the Pool's 30% commitment to Man-Glenwood). The average return of the AHL Diversified Program over the same period was approximately 11.25%, so that the AHL contribution would have been 11.25% (given the Pool's 100% commitment to AHL).

                  It must also be relevant in considering how the Pool represents itself to prospective investors that the Prospectus makes clear that, if necessary, the Pool will reduce or eliminate its Man-Glenwood investment if considered necessary or advisable to support the Pool's AHL trading or for regulatory, tax or other reasons. An investment component which is positioned to investors as being "expendable" in support of another such component can hardly be considered the business in which the Pool is primarily engaged at all times.

                  It is Man's intent to represent the Pool as a commodity pool to the same full extent as has been done with other publicly-offered commodity pools, and we look forward to working with the Staff to fashion the appropriate disclosures.

                  Activities of Management. The Pool's management will devote essentially none of their time to the Pool's Man-Glenwood investment. Indeed, we would expect the management activities of the Pool to be directed towards Man-Glenwood to a disproportionately low degree even given the comparatively low 23.1% of the Pool's overall market exposure represented by Man-Glenwood. The Pool's allocation to Man-Glenwood will typically be reset

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 17

to 30% of the Pool's Net Asset Value as of the beginning of each calendar quarter. This is intended to constitute an essentially passive allocation. It is not part of management's strategy for the Pool to determine how much of its portfolio to allocate to Man-Glenwood. Furthermore, Man-Glenwood is comprehensively regulated under the Investment Company Act and has its own management and independent board of directors. In Ft. Tryon, the 25% equity securities allocation was made to multiple funds, with the clear intent that Ft. Tryon's management would devote considerable time and energy to actively allocating and reallocating Ft. Tryon's capital among these funds. In the case of the Pool, on the other hand, the Man-Glenwood allocation is completely static, and the operation of Man-Glenwood itself entirely independent of the management of the Pool.

                  In marked contrast to the Man-Glenwood investment, there is no independent board of directors responsible for the management of the Pool's investment in AHL, and AHL, as a systematic trader, will simply continue to implement the trading signals generated by its system -- the only monitor of the Pool's AHL investment is the Pool's management. We would expect the Pool's management regularly to review the performance of the AHL Diversified Program, given the degree of leverage involved and the rapid turnover of the AHL portfolio of futures exposures. From time to time, there have been sustained periods when systematic trading systems such as the AHL Diversified Program have been consistently unprofitable. The management of the Pool will monitor the performance of the AHL Diversified Program in an attempt to determine if the Pool is entering into such a period. In unusual circumstances, the Pool's management may feel it appropriate to intervene in the Pool's AHL allocations.

                  Balance Sheet. As discussed above, the balance sheet of the Pool will contain only securities, likely Treasury bills, cash and the Man-Glenwood investment. However, the balance sheet will differ from that of a conventional commodity pool in that 30% of the Pool's assets will be held in Man-Glenwood interests rather than Treasury bills and cash, and it has been clear since Alpha Delta that a conventional commodity pool is not an investment company. In terms of the balance sheet analysis, we reiterate that the importance of the Pool's entire balance sheet is exposed to the risk of futures trading losses. Again, this is in material contrast to the many "principal protected" commodity pools in which up to 60%-80% of their capital is allocated to a bankruptcy-remote entity not subject to any risk of futures trading in order to fund the "principal protection." The "principal protection" pools, with only 20%-40% of their balance sheet available to managed futures trading, operate as commodity pools and not as investment companies. It is hard to see how the 3(b)(1) balance sheet analysis of the Pool could be anything but significantly more favorable than the same analysis of the "principal protection" pools.

                  As the Staff has acknowledged, the balance sheet "leg" of the investment company analysis must, in the case of a futures fund, be analyzed in light of the extraordinarily high degree of leverage available in these markets. Futures margin requirements range from

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 18

only approximately 2% to only about 15% of the face value of the contract. The margin is all that appears on the balance sheet of a futures fund; however, it is the face amount of the futures contracts held which determines both the profit potential and the risk of loss of the pool. A futures fund which focused entirely in trading Treasury bond futures contracts might well have 100% of its balance sheet invested in Treasury securities, whereas its initial exposure to Treasury bond futures could be as much as 50 times (5000%) greater, without being reflected in any respect on such pool's balance sheet.

                  As mentioned above, we anticipate that the face amount of the Pool's futures position will typically equal 500% to 700% of the Pool's Net Asset Value.

                                 * * * * * * * *

                  In conclusion, although we understand that "primary engagement" is ultimately a question of fact, we submit that the existing No-Action Letters and public commodity pool precedents compel the conclusion that the Pool, if operated as described in the Prospectus, will not be primarily engaged in trading or investing in securities but rather in trading futures contracts. We have given Man our opinion to such effect, and Man has given us its assurance that it will monitor(5) the operations of the Pool (to which the SEC will also have ready access through the Pool's 8-K, 10-Q, 10-K filings under the Securities Exchange Act of 1934) to ensure that the Pool will at all times be primarily engaged in the trading of futures.

                  We are most grateful to the Staff for its patience in reviewing this letter as well as for the Staff's willingness to consider the
Section 3(b)(1) issue separately from the Staff's other comments.

                  If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned (312-853-7261), Mr. James Biery (312-853-7557), Mr. Brian Kaplowitz (212-839-5370) or Mr. John MacKinnon (212-839-5534) of this office.

----------

(5) In this respect the Pool will be operated in a manner consistent with, for example, The Growth and Guarantee Fund L.P. (Registration No.: 33-13175) and The Princeton Futures Fund L.P. (Registration No.: 2-66005)-- each of which expressly provided for such ongoing monitoring in order to ensure that the fund did not lapse into being an "investment company."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
  Exchange Commission
August 9, 2005
Page 19

                                            Sincerely,


                                            /s/ David R. Sawyier


                                            David R. Sawyier

                                   APPENDIX I

               CONTRIBUTIONS OF THE AHL DIVERSIFIED PROGRAM TO THE
                     PERFORMANCE OF THE MAN-AHL 220 PROGRAM


MAN-IP 220 LIMITED                       ATHENA GUARANTEED FUTURES LIMITED         GLENWOOD PARTNERS L.P.
                                         (Implementing the AHL Diversified
                                         Program)
Valuation                  Change        Valuation                  Change        Valuation                  Change
Change on month            on yr.        Change on month            on yr.        Change on month            on yr.
31 Dec, 1996      0.3%                   31 Dec, 1996      -1.5%                  31 Dec, 1996      1.2%
31 Jan, 1997      2.0%                   31 Jan, 1997      3.5%                   31 Jan, 1997      2.6%
28 Feb, 1997      4.2%                   28 Feb, 1997      5.0%                   28 Feb, 1997      0.8%
31 Mar, 1997      -3.2%                  31 Mar, 1997      -2.2%                  31 Mar, 1997      -0.2%
30 Apr, 1997      -4.8%                  30 Apr, 1997      -4.8%                  30 Apr, 1997      -0.7%
31 May, 1997      1.6%                   31 May, 1997      -0.2%                  31 May, 1997      2.7%
30 Jun, 1997      4.7%                   30 Jun, 1997      3.8%                   30 Jun, 1997      2.8%
31 Jul, 1997      11.6%                  31 Jul, 1997      9.0%                   31 Jul, 1997      4.5%
31 Aug, 1997      -8.3%                  31 Aug, 1997      -5.7%                  31 Aug, 1997      0.7%
30 Sep, 1997      4.8%                   30 Sep, 1997      1.0%                   30 Sep, 1997      3.8%
31 Oct, 1997      -2.2%                  31 Oct, 1997      -0.9%                  31 Oct, 1997      -0.7%
30 Nov, 1997      2.5%                   30 Nov, 1997      3.0%                   30 Nov, 1997      0.4%
31 Dec, 1997      5.6%     18.1%         31 Dec, 1997      7.0%     18.8%         31 Dec, 1997      1.6%     19.7%
31 Jan, 1998      -0.6%                  31 Jan, 1998      2.0%                   31 Jan, 1998      -1.5%
28 Feb, 1998      3.1%                   28 Feb, 1998      2.1%                   28 Feb, 1998      1.8%
31 Mar, 1998      6.3%                   31 Mar, 1998      4.6%                   31 Mar, 1998      3.3%
30 Apr, 1998      -3.5%                  30 Apr, 1998      -4.4%                  30 Apr, 1998      1.1%
31 May, 1998      5.5%                   31 May, 1998      6.5%                   31 May, 1998      -0.3%
30 Jun, 1998      0.4%                   30 Jun, 1998      1.7%                   30 Jun, 1998      -0.6%
31 Jul, 1998      0.6%                   31 Jul, 1998      2.1%                   31 Jul, 1998      -1.4%
31 Aug, 1998      13.6%                  31 Aug, 1998      18.4%                  31 Aug, 1998      -3.6%
30 Sep, 1998      4.0%                   30 Sep, 1998      5.4%                   30 Sep, 1998      -2.3%
31 Oct, 1998      -4.2%                  31 Oct, 1998      -1.8%                  31 Oct, 1998      -2.6%
30 Nov, 1998      2.0%                   30 Nov, 1998      1.4%                   30 Nov, 1998      1.8%
31 Dec, 1998      3.0%     33.1%         31 Dec, 1998      3.4%     48.2%         31 Dec, 1998      1.2%     -3.3%
31 Jan, 1999      -4.2%                  31 Jan, 1999      -5.2%                  31 Jan, 1999      1.3%
28 Feb, 1999      2.3%                   28 Feb, 1999      1.7%                   28 Feb, 1999      0.3%
31 Mar, 1999      -1.9%                  31 Mar, 1999      -3.2%                  31 Mar, 1999      1.5%
30 Apr, 1999      8.6%                   30 Apr, 1999      7.5%                   30 Apr, 1999      2.6%
31 May, 1999      -4.7%                  31 May, 1999      -5.3%                  31 May, 1999      0.6%
30 Jun, 1999      3.7%                   30 Jun, 1999      0.8%                   30 Jun, 1999      2.6%
31 Jul, 1999      0.8%                   31 Jul, 1999      0.8%                   31 Jul, 1999      1.3%
31 Aug, 1999      1.3%                   31 Aug, 1999      1.0%                   31 Aug, 1999      0.7%
30 Sep, 1999      1.6%                   30 Sep, 1999      0.2%                   30 Sep, 1999      1.5%
31 Oct, 1999      -6.6%                  31 Oct, 1999      -7.2%                  31 Oct, 1999      0.3%
30 Nov, 1999      8.6%                   30 Nov, 1999      7.6%                   30 Nov, 1999      2.9%
31 Dec, 1999      7.5%     16.9%         31 Dec, 1999      4.5%     2.0%          31 Dec, 1999      6.4%     24.1%
31 Jan, 2000      -0.6%                  31 Jan, 2000      -0.7%                  31 Jan, 2000      1.5%
29 Feb, 2000      2.8%                   29 Feb, 2000      0.8%                   29 Feb, 2000      3.9%
31 Mar, 2000      -4.2%                  31 Mar, 2000      -3.1%                  31 Mar, 2000      -0.7%
30 Apr, 2000      -3.7%                  30 Apr, 2000      -2.2%                  30 Apr, 2000      -0.6%



APP I-1

31 May, 2000      2.5%                   31 May, 2000      2.4%                   31 May, 2000      1.1%
30 Jun, 2000      -2.5%                  30 Jun, 2000      -3.2%                  30 Jun, 2000      1.1%
31 Jul, 2000      -2.4%                  31 Jul, 2000      -3.0%                  31 Jul, 2000      1.5%
31 Aug, 2000      4.8%                   31 Aug, 2000      4.6%                   31 Aug, 2000      1.6%
30 Sep, 2000      -2.1%                  30 Sep, 2000      -2.6%                  30 Sep, 2000      0.9%
31 Oct, 2000      3.6%                   31 Oct, 2000      4.5%                   31 Oct, 2000      0.4%
30 Nov, 2000      9.7%                   30 Nov, 2000      10.3%                  30 Nov, 2000      0.9%
31 Dec, 2000      11.0%    18.9%         31 Dec, 2000      10.8%    18.8%         31 Dec, 2000      1.8%     14.0%
31 Jan, 2001      1.9%                   31 Jan, 2001      1.5%                   31 Jan, 2001      0.9%
28 Feb, 2001      2.9%                   28 Feb, 2001      2.6%                   28 Feb, 2001      1.4%
31 Mar, 2001      11.3%                  31 Mar, 2001      11.8%                  31 Mar, 2001      1.4%
30 Apr, 2001      -8.9%                  30 Apr, 2001      -9.0%                  30 Apr, 2001      -0.2%
31 May, 2001      -2.2%                  31 May, 2001      -2.5%                  31 May, 2001      0.7%
30 Jun, 2001      -0.7%                  30 Jun, 2001      -0.9%                  30 Jun, 2001      0.0%
31 Jul, 2001      3.9%                   31 Jul, 2001      4.3%                   31 Jul, 2001      -0.1%
31 Aug, 2001      6.2%                   31 Aug, 2001      6.5%                   31 Aug, 2001      0.8%
30 Sep, 2001      9.8%                   30 Sep, 2001      10.4%                  30 Sep, 2001      0.3%
31 Oct, 2001      4.3%                   31 Oct, 2001      4.6%                   31 Oct, 2001      0.5%
30 Nov, 2001      -8.7%                  30 Nov, 2001      -8.7%                  30 Nov, 2001      0.2%
31 Dec, 2001      0.0%     19.1%         31 Dec, 2001      -0.7%    18.8%         31 Dec, 2001      0.8%     7.2%
31 Jan, 2002      -4.0%                  31 Jan, 2002      -4.1%                  31 Jan, 2002      1.1%
28 Feb, 2002      -5.9%                  28 Feb, 2002      -5.7%                  28 Feb, 2002      0.3%
31 Mar, 2002      -0.1%                  31 Mar, 2002      -1.0%                  31 Mar, 2002      0.3%
30 Apr, 2002      -2.8%                  30 Apr, 2002      -2.8%                  30 Apr, 2002      0.7%
31 May, 2002      1.8%                   31 May, 2002      1.8%                   31 May, 2002      0.8%
30 Jun, 2002      12.3%                  30 Jun, 2002      13.0%                  30 Jun, 2002      -0.4%
31 Jul, 2002      5.7%                   31 Jul, 2002      6.3%                   31 Jul, 2002      -1.4%
31 Aug, 2002      0.1%                   31 Aug, 2002      0.9%                   31 Aug, 2002      0.5%
30 Sep, 2002      6.5%                   30 Sep, 2002      8.6%                   30 Sep, 2002      -1.1%
31 Oct, 2002      -9.7%                  31 Oct, 2002      -9.1%                  31 Oct, 2002      0.1%
30 Nov, 2002      -4.7%                  30 Nov, 2002      -5.3%                  30 Nov, 2002      0.3%
31 Dec, 2002      11.0%    8.0%          31 Dec, 2002      10.7%    11.1%         31 Dec, 2002      0.8%     2.1%
31 Jan, 2003      8.3%                   31 Jan, 2003      7.6%                   31 Jan, 2003      1.2%
28 Feb, 2003      7.5%                   28 Feb, 2003      7.8%                   28 Feb, 2003      0.1%
31 Mar, 2003      -8.4%                  31 Mar, 2003      -8.5%                  31 Mar, 2003      -0.2%
30 Apr, 2003      1.1%                   30 Apr, 2003      0.7%                   30 Apr, 2003      0.4%
31 May, 2003      10.9%                  31 May, 2003      10.9%                  31 May, 2003      0.6%
30 Jun, 2003      -3.9%                  30 Jun, 2003      -4.1%                  30 Jun, 2003      0.9%
31 Jul, 2003      -0.6%                  31 Jul, 2003      -0.5%                  31 Jul, 2003      -0.2%
31 Aug, 2003      -1.1%                  31 Aug, 2003      -1.2%                  31 Aug, 2003      0.3%
30 Sep, 2003      2.4%                   30 Sep, 2003      2.5%                   30 Sep, 2003      0.5%
31 Oct, 2003      2.0%                   31 Oct, 2003      1.4%                   31 Oct, 2003      0.6%
30 Nov, 2003      -1.7%                  30 Nov, 2003      -1.9%                  30 Nov, 2003      0.4%
31 Dec, 2003      6.6%     23.6%         31 Dec, 2003      6.6%     21.4%         31 Dec, 2003      0.4%     5.1%
31 Jan, 2004      1.4%                   31 Jan, 2004      1.0%                   31 Jan, 2004      0.6%
29 Feb, 2004      4.9%                   29 Feb, 2004      4.8%                   29 Feb, 2004      0.6%
31 Mar, 2004      -2.4%                  31 Mar, 2004      -2.3%                  31 Mar, 2004      0.1%
30 Apr, 2004      -8.4%                  30 Apr, 2004      -8.0%                  30 Apr, 2004      0.1%
31 May, 2004      -2.6%                  31 May, 2004      -2.2%                  31 May, 2004      -0.4%
30 Jun, 2004      -5.9%                  30 Jun, 2004      -5.8%                  30 Jun, 2004      -0.9%    0.2%
30 Jul, 2004      -1.0%                  30 Jul, 2004      -0.4%                  30 Jul, 2004      -1.2%
30 Aug, 2004      1.1%                   30 Aug, 2004      1.4%                   30 Aug, 2004      0.0%
29 Sep, 2004      2.9%                   29 Sep, 2004      2.6%                   29 Sep, 2004      0.6%
30 Oct, 2004      4.1%                   30 Oct, 2004      4.2%                   30 Oct, 2004      0.8%
29 Nov-2004       7.5%                   29 Nov, 2004      7.5%                   29 Nov, 2004      0.9%
30 Dec-2004       0.4%     0.8%          30 Dec, 2004      -0.4%    1.3%          30 Dec, 2004      1.4%     2.5%




APP I-2

30 Jan, 2005      -5.7%                  30 Jan, 2005      -5.8%                  30 Jan, 2005      -0.4%
27 Feb, 2005      3.5%                   27 Feb, 2005      3.3%                   27 Feb, 2005      1.0%
30 Mar, 2005      -1.5%                  30 Mar, 2005      -0.9%                  30 Mar, 2005      -0.5%
29 Apr, 2005      -3.5%                  29 Apr, 2005      -2.8%                  29 Apr, 2005      -1.2%
30 May, 2005      4.1%                   30 May, 2005      4.1%                   30 May, 2005      0.2%
29 Jun, 2005      -4.6%    1.0%          29 Jun, 2005      3.8%     1.3%          29 Jun, 2005      2.1%     1.2%


Note that except in 1999, the performance of the Man-IP 220 Ltd. is positively correlated (and in most cases highly positively correlated) to the performance of the AHL Diversified Program and that in 1998 and 2004 the performance of Man-IP 220 is negatively correlated to the performance of Glenwood Partners LP. In no years is the performance of Man-IP 220 negatively correlated to the performance of the AHL Diversified Program. Man is preparing additional performance information related to AHL and Man-Glenwood to supplement this letter.



APP I-3

                                   APPENDIX II

    COMPARATIVE RISK (AS MEASURED BY VOLATILITY) THE AHL DIVERSIFIED PROGRAM
               AND THE MAN-AHL COMPONENTS OF THE POOL'S PORTFOLIO

ATHENA GUARANTEED FUTURES LIMITED       GLENWOOD PARTNERS L.P.
(Implementing the AHL Diversified
Program)

Valuation                               Valuation
Change            Change                Change            Change
on month          on yr.                on month          on yr.
31 Dec, 1996      -1.5%                 31 Dec, 1996      1.2%
31 Jan, 1997      3.5%                  31 Jan, 1997      2.6%
28 Feb, 1997      5.0%                  28 Feb, 1997      0.8%
31 Mar, 1997      -2.2%                 31 Mar, 1997      -0.2%
30 Apr, 1997      -4.8%                 30 Apr, 1997      -0.7%
31 May, 1997      -0.2%                 31 May, 1997      2.7%
30 Jun, 1997      3.8%                  30 Jun, 1997      2.8%
31 Jul, 1997      9.0%                  31 Jul, 1997      4.5%
31 Aug, 1997      -5.7%                 31 Aug, 1997      0.7%
30 Sep, 1997      1.0%                  30 Sep, 1997      3.8%
31 Oct, 1997      -0.9%                 31 Oct, 1997      -0.7%
30 Nov, 1997      3.0%                  30 Nov, 1997      0.4%
31 Dec, 1997      7.0%     18.8%        31 Dec, 1998      1.6%     19.7%
31 Jan, 1998      2.0%                  31 Jan, 1998      -1.5%
28 Feb, 1998      2.1%                  28 Feb, 1998      1.8%
31 Mar, 1998      4.6%                  31 Mar, 1998      3.3%
30 Apr, 1998      -4.4%                 30 Apr, 1998      1.1%
31 May, 1998      6.5%                  31 May, 1998      -0.3%
30 Jun, 1998      1.7%                  30 Jun, 1998      -0.6%
31 Jul, 1998      2.1%                  31 Jul, 1998      -1.4%
31 Aug, 1998      18.4%                 31 Aug, 1998      -3.6%
30 Sep, 1998      5.4%                  30 Sep, 1998      -2.3%
31 Oct, 1998      -1.8%                 31 Oct, 1998      -2.6%
30 Nov, 1998      1.4%                  30 Nov, 1998      1.8%
31 Dec, 1998      3.4%     48.2%        31 Dec, 1998      1.2%     -3.3%
31 Jan, 1999      -5.2%                 31 Jan, 1999      1.3%
28 Feb, 1999      1.7%                  28 Feb, 1999      0.3%
31 Mar, 1999      -3.2%                 31 Mar, 1999      1.5%
30 Apr, 1999      7.5%                  30 Apr, 1999      2.6%
31 May, 1999      -5.3%                 31 May, 1999      0.6%
30 Jun, 1999      0.8%                  30 Jun, 1999      2.6%
31 Jul, 1999      0.8%                  31 Jul, 1999      1.3%
31 Aug, 1999      1.0%                  31 Aug, 1999      0.7%
30 Sep, 1999      0.2%                  30 Sep, 1999      1.5%
31 Oct, 1999      -7.2%                 31 Oct, 1999      0.3%
30 Nov, 1999      7.6%                  30 Nov, 1999      2.9%
31 Dec, 1999      4.5%     2.0%         31 Dec, 1999      6.4%     24.1%
31 Jan, 2000      -0.7%                 31 Jan, 2000      1.5%
29 Feb, 2000      0.8%                  29 Feb, 2000      3.9%
31 Mar, 2000      -3.1%                 31 Mar, 2000      -0.7%
30 Apr, 2000      -2.2%                 30 Apr, 2000      -0.6%
31 May, 2000      2.4%                  31 May, 2000      1.1%
30 Jun, 2000      -3.2%                 30 Jun, 2000      1.1%
31 Jul, 2000      -3.0%                 31 Jul, 2000      1.5%
31 Aug, 2000      4.6%                  31 Aug, 2000      1.6%
30 Sep, 2000      -2.6%                 30 Sep, 2000      0.9%

                                    APP II-1

31 Oct, 2000      4.5%                  31 Oct, 2000      0.4%
30 Nov, 2000      10.3%                 30 Nov, 2000      0.9%
31 Dec, 2000      10.8%    18.8%        31 Dec, 2000      1.8%     14.0%
31 Jan, 2001      1.5%                  31 Jan, 2001      0.9%
28 Feb, 2001      2.6%                  28 Feb, 2001      1.4%
31 Mar, 2001      11.8%                 31 Mar, 2001      1.4%
30 Apr, 2001      -9.0%                 30 Apr, 2001      -0.2%
31 May, 2001      -2.5%                 31 May, 2001      0.7%
30 Jun, 2001      -0.9%                 30 Jun, 2001      0.0%
31 Jul, 2001      4.3%                  31 Jul, 2001      -0.1%
31 Aug, 2001      6.5%                  31 Aug, 2001      0.8%
30 Sep, 2001      10.4%                 30 Sep, 2001      0.3%
31 Oct, 2001      4.6%                  31 Oct, 2001      0.5%
30 Nov, 2001      -8.7%                 30 Nov, 2001      0.2%
31 Dec, 2001      -0.7%    18.8%        31 Dec, 2001      0.8%     7.2%
31 Jan, 2002      -4.1%                 31 Jan, 2002      1.1%
28 Feb, 2002      -5.7%                 28 Feb, 2002      0.3%
31 Mar, 2002      -1.0%                 31 Mar, 2002      0.3%
30 Apr, 2002      -2.8%                 30 Apr, 2002      0.7%
31 May, 2002      1.8%                  31 May, 2002      0.8%
30 Jun, 2002      13.0%                 30 Jun, 2002      -0.4%
31 Jul, 2002      6.3%                  31 Jul, 2002      -1.4%
31 Aug, 2002      0.9%                  31 Aug, 2002      0.5%
30 Sep, 2002      8.6%                  30 Sep, 2002      -1.1%
31 Oct, 2002      -9.1%                 31 Oct, 2002      0.1%
30 Nov, 2002      -5.3%                 30 Nov, 2002      0.3%
31 Dec, 2002      10.7%    11.1%        31 Dec, 2002      0.8%     2.1%
31 Jan, 2003      7.6%                  31 Jan, 2003      1.2%
28 Feb, 2003      7.8%                  28 Feb, 2003      0.1%
31 Mar, 2003      -8.5%                 31 Mar, 2003      -0.2%
30 Apr, 2003      0.7%                  30 Apr, 2003      0.4%
31 May, 2003      10.9%                 31 May, 2003      0.6%
30 Jun, 2003      -4.1%                 30 Jun, 2003      0.9%
31 Jul, 2003      -0.5%                 31 Jul, 2003      -0.2%
31 Aug, 2003      -1.2%                 31 Aug, 2003      0.3%
30 Sep, 2003      2.5%                  30 Sep, 2003      0.5%
31 Oct, 2003      1.4%                  31 Oct, 2003      0.6%
30 Nov, 2003      -1.9%                 30 Nov, 2003      0.4%
31 Dec, 2003      6.6%     21.4%        31 Dec, 2003      0.4%     5.1%
31 Jan, 2004      1.0%                  31 Jan, 2004      0.6%
29 Feb, 2004      4.8%                  29 Feb, 2004      0.6%
31 Mar, 2004      -2.3%                 31 Mar, 2004      0.1%
30 Apr, 2004      -8.0%                 30 Apr, 2004      0.1%
31 May, 2004      -2.2%                 31 May, 2004      -0.4%
30 Jun, 2004      -5.8%                 30 Jun, 2004      -0.9%
30 Jul, 2004      -0.4%                 30 Jul, 2004      -1.2%
30 Aug, 2004      1.4%                  30 Aug, 2004      0.0%
29 Sep, 2004      2.6%                  29 Sep, 2004      0.6%
30 Oct, 2004      4.2%                  30 Oct, 2004      0.8%
29 Nov, 2004      7.5%                  29 Nov, 2004      0.9%
30 Dec, 2004      -0.4%    1.3%         30 Dec, 2004      1.4%     2.5%
30 Jan, 2005      -5.8%                 30 Jan, 2005      -0.4%
27 Feb, 2005      3.3%                  27 Feb, 2005      1.0%
30 Mar, 2005      -0.9%                 30 Mar, 2005      -0.5%
29 Apr, 2005      -2.8%                 29 Apr, 2005      -1.2%
30 May, 2005      4.1%                  30 May, 2005      0.2%
29 Jun, 2005      3.8%     1.3%         29 Jun, 2005      2.1%     1.2%


                                    APP II-2